UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-34873

ChinaCache International Holdings Ltd.

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015

The People’s Republic of China

+86 10 6437 3399

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChinaCache International Holdings Ltd.

	By	:	/s/ Song Wang
	Name:	:	Song Wang
	Title:	:	Chairman and Chief Executive Officer

Date: November 21, 2014

Exhibit Index

Exhibit 99.1 — Press Release